Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements.  The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants.  These unaudited financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan Chief Executive Officer	Rick Johnson, CA Chief Financial Officer

Date:  August 11, 2010

Consolidated Balance Sheets
(Canadian Dollars in Thousands - Unaudited)

	June 30	December 31
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$735	$11,948
Accounts receivable	3,024	4,806
Interest receivable on restricted promissory notes	2,075	4,866
Inventories and stockpiled ore	16,048	11,448
Shrinkage stope platform costs (Note 3)	10,733	11,293
Prepaids	237	327
Assets held for sale (Note 4)	916	570
	33,768	45,258

Mineral properties	103,838	94,170
Assets held for sale (Note 4)	4,628	4,505
Investments (Note 5)	1,083	643
Restricted promissory notes	83,219	82,568
Deposits for reclamation costs	2,277	2,277

	$228,813	$229,421

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,610	$4,100
Interest payable on royalty obligations	2,018	4,729
Demand loans (Note 6)	3,452	4,586
Liabilities related to assets held for sale (Note 4)	853	370
Other liabilities	3,058	2,942
	16,991	16,727

Obligations under capital lease	1,611	1,240
Debenture (Note 7)	9,257	9,192
Royalty obligations	84,220	83,554
Deferred revenue	5,063	5,531
Liabilities related to assets held for sale (Note 4)	120	117
Asset retirement obligations	2,702	2,965
	119,964	119,326

Shareholders' equity:
Share capital (Note 8)	110,686	111,957
Contributed surplus	2,481	2,465
Deficit	(4,250)	(4,361)
Accumulated other comprehensive income (loss)	(68)	34
	108,849	110,095

	$228,813	$229,421

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Earnings (Loss)

(Canadian Dollars in Thousands, except per share amounts - Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Revenue	$15,193	$9,090	$25,393	$20,627

Expenses:
Operating expenses	9,429	6,871	16,995	14,607
Depreciation, depletion and accretion	3,903	5,316	7,666	9,472
General and administrative	1,008	966	2,153	1,928
Interest and other	507	353	308	49
Loss on investments	207	-	207	21
	15,054	13,506	27,329	26,077

Earnings (loss) from continuing operations before income taxes	139	(4,416)	(1,936)	(5,450)

Income taxes (Note 9)	-	-	1,611	-

Earnings (loss) from continuing operations	139	(4,416)	(325)	(5,450)

Earnings from operations held for sale (Note 4)	150	486	436	533

Net earnings (loss)	$289	$(3,930)	$111	$(4,917)

Net earnings (loss) per share
Basic and diluted
From continuing operations	$0.00	$(0.04)	$(0.00)	$(0.05)
Net earnings (loss)	$0.00	$(0.04)	$0.00	$(0.05)

Weighted average number of common shares outstanding (000's)
Basic	130,925	110,087	128,682	103,749
Diluted	134,324	110,087	131,645	103,749

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Shareholders'  Equity
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Share Capital
Balance, beginning of period	$110,592	$84,104	$111,957	$83,960
Common shares issued for cash	86	10,001	8	10,119
Income taxes	-	-	(1,611)	-
Other	8	-	332	26
Balance, end of period	$110,686	$94,105	$110,686	$94,105

Contributed Surplus
Balance, beginning of period	$2,404	$2,023	$2,465	$1,748
Stock-based compensation	85	51	348	352
Other	(8)	-	(332)	(26)
Balance, end of period	$2,481	$2,074	$2,481	$2,074

Retained Earnings (Deficit)
Balance, beginning of period	$(4,539)	$909	$(4,361)	$1,896
Net earnings (loss)	289	(3,930)	111	(4,917)
Balance, end of period	$(4,250)	$(3,021)	$(4,250)	$(3,021)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$93	$(474)	$34	$(532)
Other comprehensive income (loss) (Note 5)	(161)	(27)	(102)	31
Balance, end of period	$(68)	$(501)	$(68)	$(501)

Total deficit and accumulated other comprehensive income (loss)	$(4,318)	$(3,522)	$(4,318)	$(3,522)

Shareholders' equity, end of period	$108,849	$92,657	$108,849	$92,657

Consolidated Statements of Comprehensive Income (Loss)
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss)	$289	$(3,930)	$111	$(4,917)

Other comprehensive loss
Unrealized gain (loss) on available-for-securities (Note 5)	(161)	(27)	(102)	31

Total comprehensive income (loss)	$128	$(3,957)	$9	$(4,886)

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Cash provided from (used in):

Operations:
Earnings (loss) from continuing operations	$139	$(4,416)	$(325)	$(5,450)
Non-cash items:
Depreciation, depletion and accretion	3,903	5,316	7,666	9,472
Loss on investments	207	-	207	21
Stock-based compensation	85	51	348	352
Interest and other	(191)	538	(362)	392
Income taxes	-	-	(1,611)	-

Net changes in non-cash operating working capital:
Accounts receivable	(1,161)	(1,494)	4,573	41
Inventories and stockpiled ore	1,763	2,779	(5,569)	(5,714)
Shrinkage stope platform costs	1,697	(880)	560	(1,105)
Prepaids	(73)	527	90	6
Accounts payable and accrued liabilities	(1,779)	(2,221)	799	(360)
Cash provided by (used in) continuing operations	4,590	200	6,376	(2,345)
Cash provided by operations held for sale (Note 4)	866	396	1,198	803
	5,456	596	7,574	(1,542)

Investing:
Mineral properties	(7,499)	(6,729)	(17,344)	(14,810)
Proceeds on disposition of assets held for sale	-	-	76	-
Assets held for sale	(136)	(98)	(199)	(185)
Restricted promissory notes	-	-	(651)	(630)
Investments	-	-	(51)	15
Cash used in investing	(7,635)	(6,827)	(18,169)	(15,610)

Financing:
Issue of common shares, net of issue costs	86	10,002	8	10,119
Partial redemption of debenture	-	(8,257)	-	(8,257)
Royalty obligations	-	-	666	424
Bank indebtedness	-	2,738	-	3,433
Demand loans:
Proceeds	-	2,800	-	2,800
Repayment	(472)	(526)	(1,134)	(1,047)
Obligations under capital lease:
Proceeds	-	-	1,961	2,353
Repayment	(640)	(526)	(1,497)	(1,063)
Cash provided from (used in) financing activities	(1,026)	6,231	4	8,762

Decrease in cash and cash equivalents	(3,205)	-	(10,591)	(8,390)
Cash and cash equivalents, beginning of period	4,562	-	11,948	8,390
Cash and cash equivalents, end of period	$1,357	$-	$1,357	$-

The accompanying notes form an integral part of these unaudited consolidated financial statements

Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2010
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 1 - Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") for interim financial statements.  The preparation of financial data within these statements is based on accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements.  The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2010, and for comparative periods presented, have been made.

Note 2 - Significant Accounting Policies

These unaudited interim consolidated financial statements and notes are prepared using accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

Future Changes in Accounting Policy

(i)	International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that the transition to International Financial Reporting Standards ("IFRS") from Canadian GAAP will occur on January 1, 2011 for public entities. The implementation of IFRS will apply to the Company’s interim and annual financial statements, including the restatement of comparative amounts for 2010.

(ii)	Business Combinations, Consolidated Financial Statements and Non-controlling Interest

The Accounting Standards Board has issued a series of new standards, CICA Handbook Section 1582, Business Combinations, CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non- Controlling Interests, with the objective of harmonizing Canadian accounting for business combinations with U.S. and international financial reporting standards. These standards need to be implemented concurrently and become effective January 1, 2011.

iii)	Financial Instruments, Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At June 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

(iv)	Financial Instruments, Recognition and Measurement

On December 24, 2009, the CICA issued Emerging Issues Committee Abstract 175 (EIC-175), Multiple deliverable revenue arrangements. EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used to gain access to additional ore or are costs incurred to access ore within the long-hole stope.  This ore is expected to be processed in the following 12 months.  The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity.  The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Assets Held for Sale and Related Operations

In the third quarter of 2008, the Company adopted a formal plan to dispose of its oil and natural gas properties.  The related assets and  liabilities of the remaining oil and natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets.  The related results of operations have been presented as operations held for sale in the consolidated statements of loss and cash flows for all periods presented.

Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2010
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

The Assets held for sale and the related liabilities are as follows as at:

	June 30	December 31
	2010	2009

Assets
Cash in trust	$622	$-
Accounts receivable	294	570
	916	570

Oil and natural gas properties	4,628	4,505

	$5,544	$5,075

Liabilities
Accounts payable and accrued liabilities	$231	$370
Deposit	622	-
	853	370

Asset retirement obligations	120	117

	$973	$487

The results of these operations are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Revenue
Oil and natural gas (net of royalties)	$455	$710	$1,036	$1,007

Expenses
Operating expenses	303	218	597	462
Accretion	2	6	3	12
	305	224	600	474

Net earnings from operations held for sale	$150	$486	$436	$533

The cash flows provided by operations held for sale are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings from operations held for sale	$150	$486	$436	$533
Adjustments for:
Accretion	2	6	3	12
Decrease in Accounts receivable	35	-	276	770
Decrease in Prepaids	-	78	-	20
Increase (decrease) in Accounts payable and accrued liabilities	57	(174)	(139)	(532)
Increase in Deposit	622	-	622	-
	$866	$396	$1,198	$803

Note 5 - Investments

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

	June 30	December 31
	2010	2009
Available-for-sale securities, beginning of period	$643	$607
Acquisition of available-for-sale securities	749	149
Disposal of available-for-sale securities	-	(15)
Unrealized loss on available-for-sale securities	(309)	(98)

Available-for-sale securities, end of period	$1,083	$643

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2010
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 6 - Demand Loans
	June 30	December 31
	2010	2009

Demand loan, repayable in monthly payments of $96,514 including interest at 5.99 percent, due February 2010	$-	$192
Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.50 percent, due August 2011	1,167	1,667
Demand loan, repayable in monthly payments of $83,350 including interest at 4.55 percent, renewable November 2010	2,285	2,727

	$3,452	$4,586

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and natural gas assets in Alberta.

Note 7 - Debenture

The debenture features a 12 percent interest rate and five year term with monthly interest only payments. Debenture holders also received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share, until May 22, 2013.  The fair value of the warrants associated with the debenture on the date of issuance was $0.6 million.  The debenture is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt,and contains early retraction and redemption provisions.

During the second quarter of 2009, the Company repaid $8.3 million of the outstanding debenture, representing principal plus unpaid interest thereon up to and including June 1, 2009; a total of $9.8 million of debentures remain outstanding.  The remaining balance of the debenture outstanding will continue to be amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debenture.

	June 30	December 31
	2010	2009

Debenture payable, beginning of period	$9,192	$16,575
Less:
Debt issue costs and amortization of debt issue costs	65	223
Amortized cost of debenture redemption	-	(7,606)
Debenture payable, end of period	$9,257	$9,192

Note 8 - Share Capital

At June 30, 2010 there were 130,939,081 common shares outstanding.

a)	Issue of shares

During the first quarter of 2010, the Company completed and filed a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009.  Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant.  Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.

During the period ended June 30, 2010, the Company also issued 430,395 and 30,000 common shares pursuant to the Company's Employee Share Purchase Plan and Stock Option Incentive Plan, respectively.

b)	Stock Option Incentive Plan

The Company has established a share option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9 percent of the issued and outstanding common shares.  Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded.  The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For options outstanding at June 30, 2010 weighted average exercise prices are as follows:

	June 30		December 31
	2010	Average Price	2009	Average Price

Beginning of period	3,259,028	$1.08	3,541,335	$1.19
Options granted	876,546	1.08	701,828	0.80
Options exercised	(30,000)	0.68	(13,500)	0.37
Options lapsed	(14,997)	0.98	(970,635)	1.30
End of period	4,090,577	$1.08	3,259,028	$1.08

Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2010
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

For options outstanding at June 30, 2010, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Number	Number	Weighted Average	Weighted Average
Option Price Per Share	Outstanding	Vested	Exercise Price	Remaining Life

$0.34-$0.99	1,575,998	1,464,331	$0.69	5.91	years
$1.02-$1.47	1,624,579	1,103,549	1.13	8.20	years
$1.54-$2.10	890,000	870,000	1.69	6.66	years
	4,090,577	3,437,880	$1.08	6.98	years

The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, a two percent forfeiture rate, 63 percent volatility and interest rates ranging from 2.5 percent to 3.0 percent. For the period ended June 30, 2010, the compensation cost recorded in respect of stock options issued was $348,000 (June 30, 2009 - $326,000).

Note 9 - Income taxes

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares.  The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced.  Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced. The Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation has been provided. In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings: 2010 - $1.6 million; 2009 - $0.0 million.

Note 10 - Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company's Audit Committee oversees Management's compliance with the Company's financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.  The Company believes operating cash flows alone will not be sufficient to fund the 2011 winter ice road resupply requirements at the Seabee Operation and the exploration program at Madsen.  To satisfy the requirement, the Company intends to divest of its remaining oil and gas assets, the proceeds of which should decrease the amount of additional capital to be raised through equity issues.  The Company's cash is invested in business accounts with quality financial institutions and is available on demand for the Company's programs.

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company's revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company's operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements.  The fluctuation of the U.S. dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

Interest rate risk - In respect to the Company's financial assets, the interest rate risk arises from the interest rate impact on our cash and cash equivalents, reclamation deposits, and debt.  In respect to financial liabilities, one of the Company's demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates.  The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flow.

Commodity price risk - The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's operations, for a prolonged period of time, it may not be economically feasible to continue production.  At June 30, 2010, the Company had outstanding derivative instruments in the form of forward sales and call option contracts relating to 2010 production totaling 7,150 ounces.  The market value loss inherent in these contracts is $0.8 million.

Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2010
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debt.

The carrying amounts and fair values of financial assets and liabilities are as follows:

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 - Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

		June 30		December 31
	2010		2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans and Receivables
Accounts receivable (1)	3,024	3,024	4,806	4,806
Interest receivable on restricted promissory note (1)	2,075	2,075	4,866	4,866
Restricted promissory note (2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	1,083	1,083	643	643
Held-for-trading
Cash and cash equivalents (1)	735	735	11,948	11,948
Assets held for sale (Note 4) (1)	622	622	-	-
Reclamation deposits (1)	2,277	2,277	2,277	2,277
Gold forward contract (4)	(825)	(825)	(119)	(119)
Foreign currency forward contract (4)	-	-	270	270
Other financial assets
Assets held for sale (Note 4) (1)	916	916	570	570
Other financial liabilities
Demand loans (1)	3,452	3,452	4,586	4,586
Accounts payable (1)	6,785	6,785	4,251	4,251
Liabilities related to assets held for sale (Note 4) (1)	853	853	370	370
Interest payable on royalty obligations (1)	2,018	2,018	4,729	4,729
Debenture	9,257	9,838	9,192	9,838

(1)	Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value

(2)	The cash flows associated with the restricted promissory notes and royalty obligations match. Due to the lack of comparable market information, the fair value of these instruments is not determinable

(3)	Based on quoted market prices

(4)	Based on models with observable inputs - Level 2

Note 11 - Capital Disclosures

The Company's objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  The Company's capital structure at June 30, 2010 was as follows:

	June 30	December 31
	2010	2009

Demand loan #1	$-	$192
Demand loan #2	1,167	1,667
Demand loan #3	2,285	2,727
Debenture	9,257	9,192
Total debt	12,709	13,778
Less: cash and cash equivalents	735	11,948
Net debt	11,974	1,830
Shareholders' equity	108,849	110,095
Total capital	$120,823	$111,925

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at quarter-end.  The Company is bound by and has met all covenants on these credit facilities.

Note 12 - Comparative Figures

Certain prior period balances have been reclassified to conform to the current period's financial statement presentation.